

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2021

Salvatore Palella
Chief Executive Officer
Helbiz, Inc.
32 Old Slip
New York, NY 10005

> **Re: Helbiz, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 27, 2021**
> **File No. 333-260536**

Dear Mr. Palella:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ryan Lichtenfels at 703-434-0122 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William S. Rosenstadt